EXHIBIT 3

Article II, Section 2.03 of the Bylaws as amended reads in its entirety as follows:

Section 203 - Eligibility and Mandatory Retirement

No person shall be eligible to be newly elected or appointed as a director if he/she shall have attained the age of seventy-five (75) years on or prior to the date of his/her election or appointment.  Any director of this Corporation who attains the age of seventy-five (75) years shall cease to be a director (without any action on his/her part) at the close of business on the day prior to the date of the next shareholders’ meeting at which directors are to be elected, regardless of whether or not his/her term as a director would otherwise expire at such shareholders’ meeting.